Groundfloor Finance Inc.

OFFICES	MAILING ADDRESS
75 Fifth Street, NW, Suite 214	3355 Lenox Rd., Suite 750
Atlanta, GA 30308	Atlanta, GA 30326

September 15, 2016

VIA EMAIL (COLLINGSN@SEC.GOV)

Ms. Kim McManus

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Groundfloor Finance Inc.

Offering Statement on Form 1-A

Post-Qualification Amendment No. 30

Filed August 29, 2016

File No. 024-10496

Dear Ms. McManus:

Groundfloor Finance Inc. (the “Company”) is providing the following response to your comment letter dated September 12, 2016 (the “Comment Letter”) to the above-mentioned Post-Qualification Amendment to Offering Statement on Form 1-A (File No. 024-10496) (the “Offering Statement”). The numbered paragraph below corresponds to the numbered comment in the Comment Letter, with the Staff’s comment presented in italics. Capitalized terms not otherwise defined below have the meanings set forth in above-mentioned Offering Statement.

As discussed in more detail below, the Company is also requesting that the Securities and Exchange Commission (the “Commission”) issue a qualification order for the above-referenced Post-Qualification Amendment, so that it may be qualified on Friday, September 16, 2016, or as soon thereafter as is practicable.

RESPONSE TO COMMENT

General

1.	We recently noted an article highlighting investment opportunities with Groundfloor, published September 1, 2016, and hyperlinked on the company’s website. In addition, we note company website disclosure highlighting investment opportunities with average returns of 12%. Please consider Rule 251(d)(1)(iii) and provide us with your analysis as to the treatment of these communications as they relates to your ongoing offerings. Please also consider Rule 255 and provide us with your analysis as to the treatment of these communications as they relate to your pending offerings of securities under Regulation A.

U.S. Securities and Exchange Commission September 15, 2016 Page 2 of 5

The Company has considered the issues raised by the Staff. In response, we respectfully note that the article published by the Company on September 1, 2016 (the “Press Release”) provides a historical report of the Company’s operations and updates the public on the expansion of the Company’s lending footprint to 12 additional states. The Press Release does not directly or indirectly reference or identify any investment opportunity that is currently or may in the future become available through the Company’s Platform. The Press Release does not identify LROs by name or describe the nature of the securities the Company offers – it simply references “retail securities sales” as a point of historical financial performance.

More specifically, the Press Release discusses the historical results of its lending business and investment offerings, identifies the 12 new states in which it will begin to make loans to borrowers and highlights the fact that the Company is the only peer-to-peer real estate lender open to non-accredited investors. These are factual statements made by the Company about its business, intended to update the public of the Company’s growth and to remind the public of the Company’s products, services and operations. The Press Release highlights the structure by which the Company operates and various factors that distinguish the Company from other marketplace and P2P lenders in the real estate industry (such as how the Company’s lending footprint is expanding, the average return on loans, the growth of its Platform and the novel fact that non-accredited investors may participate in its offerings). The Press Release was not designed to, and was not published with the intent of, making an offer of securities or determining whether there is any interest in a contemplated securities offering. As a result, the Company does not consider the Press Release to be an offer or solicitation of interest in any series of LROs, and thus does not believe the Press Release to implicate the requirements imposed by Rule 251(d)(1)(iii) or Rule 255.

We understand that there were particular statements made in the Press Release that the Staff may construe as potentially implicating the requirements for an offer or solicitation of interest, irrespective of the Company’s intention. Without conceding our position to the contrary and out of an abundance of caution, on September 12, 2016 the Company removed the Press Release from public circulation (including the hyperlink on the Platform) and on September 15, 2016 the Company issued1 an updated press release (the “Updated Release”), a copy of which is attached to this letter. The Updated Release revised certain statements included in the Press Release (which we discuss below) but it also included specific statements to the effect that the communication is not intended to be an offer or solicitation of interest (which we continue to believe to be the case). We have also carefully reviewed the historical data reported in the Press Release as it compares to similar statements on our website and in our filings made with the Commission and have made revisions to this information in the Updated Release so that they more closely track those data points within the context of our filings.2 We briefly describe the principal changes below.

1 In a manner substantially similar to the distribution of the Press Release.

2 We have removed and updated our statement that “Typical loans have returned 14 percent annually on a term of nine months.” However, we note that the reference on the website specifically indicated that the typical annualized yield may be more than 12%, which is not inconsistent with the statement in the Press Release. (The Platform states “The typical loan ranged from $50,000 to $150,000 with a six month to one year term, and returned annualized yield of more than 12%”.)

U.S. Securities and Exchange Commission September 15, 2016 Page 3 of 5

We removed any reference to our “plans for further expansion” beyond the nine states in which the Company remains open to investors. We view this to be a factual statement of a future goal of the Company which should not be construed to be an offer or solicitation of interest. The Press Release did not identify any of the states in which an offering may currently be made or the states into which the Company hopes to move in the future, thus there is no offer or solicitation directed to the residents of those jurisdictions. The Press Release does not identify the securities being offered by the Company by name, and it makes no mention of any of the terms of the LROs that are currently being offered or may be offered in the future.

Although the Press Release directed the public to the primary landing page of the Company’s website and encouraged the public to “fund your account” through the link to such landing page, the landing page lacks sufficient information (such as the specific pricing terms of the LROs, various underlying data regarding the nature of the corresponding loan and identity of the borrower, as well as the term of the offering of that particular series of LROs, etc.) to constitute an offer of the LROs. In fact, potential investors may not access such information without first registering through the Platform and confirming eligibility to participate in the offering.

While we believe that the “fund your account” statement included in the Press Release lacks specific enough terms to constitute an offer as contemplated by Rule 251(d)(1)(iii) or a solicitation of interest under Rule 255, out of an abundance of caution, the Updated Release eliminates any reference to funding an account on the Platform (instead, it directs the public to the landing page of our Platform for more “information” about the Company).

As a matter of business practice, the Company does not test the waters on any Loans or series of LROs in a manner that is permitted under Rule 255. We commence all offerings by posting the Project Summary corresponding to a particular series of LROs to the Platform only after such securities have been duly qualified under an offering statement or post-qualification amendment. As a result, the Company does not believe that Rule 255, which applies to oral and written communications at “any time before the qualification of an offering statement”,3 applies to the Company’s communications made at this time.

In the event the Staff takes the position that the Press Release should be deemed to have been a solicitation of interest under Rule 255, we believe that the Company’s failure to comply with Rule 255 should be viewed as an insignificant deviation from a term, condition or requirement of Regulation A in a manner consistent with Rule 260. The Company has made a good faith and reasonable attempt to comply with all applicable terms, conditions and requirements of Regulation A4 (inasmuch as the Company’s failure to comply was not intentional and was promptly addressed by removing the Press Release and issuing the Updated Release). In addition, its failure to comply is insignificant with respect to the Company’s offerings as a whole – the error was one of notification, rather than application of the protections afforded to potential investors under the Rules in a manner consistent with Rule 260(a)(1).

Rule 255 requires an issuer that solicits interest in an offering to communicate to potential investors that (1) no money or other consideration is being solicited and, if sent in response, will not be accepted; and (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is qualified, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance given after the qualification date. However, Rule 255 only prohibits a company from soliciting and accepting money or other consideration (or any commitment, binding or otherwise) from any person before the qualification of the offering statement. The mechanics of the Company’s funding account in this situation was in compliance with Rule 255. Any transfer of funds that occurred after the issuance of the Press Release on September 1 through the date of the Updated Release was, in fact, completed in connection with a qualified offering statement. In addition, funding an account on our Platform is not equivalent to an indication of interest in any LROs that we are currently offering or may offer in the future. The account serves to facilitate the transfer of funds to and from the investor. It may include funds that have been transferred in by the investor for future use or funds received from the Company as a result of payment on a prior investment. However, there is no implied indication of interest in actually investing in any securities and no requirement that anyone invest funds moved into a funding account. None of the funds are committed in any way to purchase securities through our Platform, and they may be withdrawn at any time prior to making an “irrevocable commitment” to purchase a specific series of LROs through the Platform after that series of LROs has been qualified under Regulation A and offering materials are made available to potential investors. As discussed in more detail in our Offering Statement,5 a non-binding commitment or an irrevocable commitment may only be made towards a specific series of LROs that are covered by a duly qualified offering statement or post-qualification amendment. Thus, the Company believes that sufficient safeguards existed to ensure that any potential investors who may have been solicited by the Press Release did in fact received the protections intended by Rule 255, even though the Company failed to formally notify them as such in the Press Release itself.

3 See Rule 255(a).

4 See Rule 260(a)(3).

5 See generally “Project Funding and Payment of Expected Yield –Purchase of LROs” on page 59 and 60 of the Offering Statement for a more detailed discussion of the process of purchasing LROs through the Platform.

U.S. Securities and Exchange Commission September 15, 2016 Page 4 of 5

REQUEST FOR QUALIFICATION

In accordance with the Comment Letter, the Company also hereby requests, pursuant to Rule 252(e) promulgated under the Securities Act of 1933, as amended (the “Act”), that the Commission issue a qualification order for the above-referenced Post-Qualification Amendment, so that it may be qualified on Friday, September 16, 2016, or as soon thereafter as is practicable.

The Company respectfully informs the Staff that no participant in the offering is required to clear its arrangements with FINRA.

The Company is aware of its responsibilities under the Act as they relate to this offering of securities. As requested, the Company further acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

U.S. Securities and Exchange Commission September 15, 2016 Page 5 of 5

If you have any questions, please contact me at (202) 758-8041. Thank you in advance for your assistance.

Sincerely,

/s/ Nick Bhargava

Nick Bhargava

Director, Secretary, and Executive Vice President, Legal & Regulatory

Groundfloor Finance Inc.

cc:	Securities and Exchange Commission
Nicole Collins

Robbins Ross Alloy Belinfante Littlefield LLC
Vincent R. Russo

Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P.
Merrill M. Mason
Jason L. Martinez
Benji T. Jones

Attachment

UPDATED PRESS RELEASE

Media Contact

Tony Fassi

Jones-Dilworth, Inc

tony@jones-dilworth.com

512.826.3428

UPDATED RESULTS: GROUNDFLOOR Doubles Lending Footprint on One Year Anniversary of Qualification Under Regulation A+

Company Bucks P2P Market Trends, Expands Geographic Reach and Shows Steady Growth in First Year of Interstate Lending & Investing

Atlanta, GA, September 15, 2016, updated from September 1, 2016 – GROUNDFLOOR, the first and only real estate P2P lending marketplace open to non-accredited investors, today announced that it is clarifying certain historical results included in its September 1 press release describing the expansion of its lending business to 12 additional states just one year after GROUNDFLOOR qualified under Regulation A+.

“These revised results continue to reflect the company’s steady growth,” said Nick Bhargava, co-founder and EVP of Regulatory Affairs of GROUNDFLOOR, “however, after filing recent operational updates with the Securities and Exchange Commission, we are revising the presentation of our historical results so that they more closely track the context of our public filings.”

Since achieving qualification under Regulation A+ and commencing our multi-state offering program in late August 2015 and through September 7, 2016, GROUNDFLOOR has funded 111 loans. During this period, retail securities sales were $13.6 million. GROUNDFLOOR borrowers have fully repaid 39 loans under this program. This compares with retail securities sales of $1.9 million in the preceding 12-month period (with 36 loans funded via our intrastate offerings in Georgia). The average annualized rate of return for investors since inception of our business has been over 12%. As of September 7, 2016, no loans funded under our multi-state offering program or Georgia program have lost principal value.

“At a time when we’re seeing alternative lenders buckle under the ebbs and flows of institutional capital, our model continues to challenge the status quo and accelerate our growth,” said Brian Dally, co-founder and CEO of GROUNDFLOOR. “The broadest possible base of capital means highly-competitive rates for borrowers and attractive risk-adjusted yields for retail investors.”

GROUNDFLOOR remains open to investors in 9 states. Upon qualifying under Regulation A+ one year ago, GROUNDFLOOR expanded its lending business beyond Georgia to 10 additional states. Now, 1 year later, they have expanded their lending business to 12 additional states, for a total of 23 states. The states being added are Rhode Island, Massachusetts, New Hampshire, Michigan, Missouri, Minnesota, Colorado, Arizona, Utah, Nevada, Oregon, and Washington.

“One year later, we’re still the only peer-to-peer real estate lender open to non-accredited investors,” said Bhargava. “Last quarter we announced lower rates, while the market trended in the other direction. GROUNDFLOOR is a thriving marketplace because we’re committed to a model that benefits everyone.”

GROUNDFLOOR’s Regulation A+ highlights (since commencement of our multi-state offering program):

•	Number of registered borrowers up 300%
•	Number of loans funded up 175%
•	Value of loans funded up 525%
•	Number of investors up 300%
•	Amount invested per investor up 300%

Borrowers interested in learning more about GROUNDFLOOR should visit https://www.GROUNDFLOOR.us/borrowers.

About GROUNDFLOOR

GROUNDFLOOR is the first and only real estate lending marketplace open to non-accredited investors. We open the door to short-term, high-yield returns backed by real estate.

GROUNDFLOOR was founded in 2013 by Brian Dally and Nick Bhargava and is headquartered in Atlanta, Georgia. GROUNDFLOOR’s fast-growing team is on a mission to benefit individual investors and the investments they fund by reformatting and opening private capital markets.

Learn more about GROUNDFLOOR today at https://www.GROUNDFLOOR.us/.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

ANY OFFERING OF SECURITIES WILL BE MADE ONLY BY MEANS OF A DULY QUALIFIED OFFERING CIRCULAR, WHICH CAN BE OBTAINED BY QUALIFIED INVESTORS THROUGH OUR PLATFORM. INFORMATION ABOUT OUR OFFERINGS MUST BE READ IN CONJUNCTION WITH SUCH OFFERING CIRCULAR IN ORDER TO UNDERSTAND FULLY ALL OF THE IMPLICATIONS AND RISKS OF THE OFFERING OF SECURITIES TO WHICH IT RELATES.